545 Promenade du Centropolis, Suite 100	Tel. : +1 450 687 2262
Laval, Québec, Canada H7T 0A3	Fax. : +1 450 687 2272
neptunecorp.com	Toll-free : 1 888 664 9166

VIA EDGAR

September 20, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:  Neptune Wellness Solutions Inc. (the “Registrant”)

Registration Statement on Form S-1 Filed on July 31, 2023, as amended September 15, 2023

File No. 333-273545 (the “Registration Statement”)

Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to the Registrant’s letter, filed as correspondence via EDGAR on September 19, 2023, in which the Registrant requested acceleration of effectiveness of the above noted Registration Statement to 4:00 p.m., Eastern Time, on September 20, 2023, in accordance with Rule 461 under the Securities Act of 1933, as amended. The Registrant hereby formally withdraws its request for acceleration of the effective date pursuant to the prior letter.

Sincerely,

/s/ John Wirt
John Wirt
Executive Vice-President, General Counsel